Exhibit 11

Computation of Per Share Earnings
(Dollars in thousands, except per share data)

Net income	$75,272
Preferred dividends	(58)
Interest expense on convertible preferred debt	12
Net income available to common stockholders for the year ended December 31, 2017	$75,226
Weighted average common shares outstanding	28,168,417
Assumed incremental common shares issued upon exercise of stock options and non-vested restricted stock units	257,235
Weighted average common shares for diluted earnings per share	28,425,652
Earnings per common share - basic	$2.67
Earnings per common share - diluted	$2.65